Filed by Motive Capital Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Motive Capital Corp

Commission File No. 001-39794

The following are: (1) a press release issued by Forge on December 8, 2021 and (2) a Forge investor presentation.

(1)    Press Release

Forge Global Continues Strong Business Momentum in Q3

Company completes integration of Markets platform, launches first data product

SAN FRANCISCO, Calif. — Dec. 8, 2021 — Forge Global, Inc. (“Forge Global” or “Forge”), a leading global private securities marketplace, today announced financial and operating results for the nine months ended September 30, 2021.

Forge Global’s total revenue minus transaction-based expenses grew to approximately $95M for the nine months ended September 30, 2021, an increase of 229% year-over-year compared to the nine months ended September 30, 2020. Placement fee revenues less transaction-based expenses for Forge business units including Markets, Company Solutions and Data grew 147% to more than $80 million, up from $32.4 million in the same period, while volume increased 106% in the period to $2.45 billion. Placement fee revenues, less transaction-based expenses are pro-forma and Non-GAAP and include the effect of the acquisition of SharesPost, which Forge acquired in November 2020, for the period in which it was a standalone entity.

“Our results for the first nine months of the year are indicative of the increasing interest and engagement in the private markets, as well as new ways for more participants to engage,” said Kelly Rodriques, Chief Executive of Forge Global. “From the launch of our first data product, Forge Intelligence, to the continued momentum of our Company Solutions, we’re increasing access to the private market for more participants as we continue to execute on our vision of creating a private market that is as accessible, transparent and liquid.

The Forge platform unlocks access to the private market for companies, employees, and accredited and institutional investors. Recent highlights include an enhanced private share trading experience with Forge Markets, an integrated platform that combines the best of both the Forge and SharesPost brands. The company also launched Forge Intelligence, a first of its kind web-based data product, designed to better inform investment and trading decisions on private companies traded in secondary markets.

Forge Global unveiled its intent to go public in September 2021, via a proposed merger with Motive Capital Corp (NYSE: MOTV.U), a special purpose acquisition company sponsored by affiliates of Motive Partners, a financial technology specialized private equity firm. The proposed transaction values Forge Global at around $2 billion, assuming no redemptions by Motive Capital Corp shareholders.

About Forge

Forge Global is a leading provider of marketplace infrastructure, data services and technology solutions for private market participants. By combining world-class trading technology and operating expertise, Forge Markets enables private company shareholders to trade private company shares with accredited investors. Forge Company Solutions, Forge Data and Forge Trust along with Forge Markets helps provide additional transparency, access and solutions that companies, as well as institutional and accredited investors need to confidently navigate and efficiently transact in the private markets. Securities-related services are offered through Forge Securities LLC (“Forge Securities”), a wholly-owned subsidiary of Forge Global, Inc. Forge Securities is a registered Broker Dealer and Member FINRA/SIPC and alternative trading system.

About Motive Capital Corp

Motive Capital Corp is a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Motive Capital Corp is sponsored by affiliates of Motive Partners, a specialist private equity firm with offices in New York City and London, focusing on growth equity and buyout investments in software and information services companies based in North America and Europe and serving five primary subsectors: Banking & Payments, Capital Markets, Data & Analytics, Investment Management and Insurance. Motive Partners brings differentiated expertise, connectivity and capabilities to create long-term value in financial technology companies.

In these materials, references to “Motive Partners” generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Motive Fund”). Motive is sponsored by Motive Capital Funds Sponsor, LLC (the “Sponsor”), which is an affiliate of Motive Partners. However, Motive Capital Corp is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive Capital Corp, the Sponsor or Forge.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Motive Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Motive Fund may only be made by such Motive Fund pursuant to the offering documents for such Motive Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Motive Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Motive Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Motive Fund will achieve results comparable to those presented herein, or that any Motive Fund will be able to implement its investment strategies or achieve its investment objectives. A Motive Fund’s investment and applicable investment restrictions may differ from those historically employed by Motive Partners, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed by Motive Partners has previously invested. The investments, transactions and operational activities of Motive Partners contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Motive Partners, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Motive Capital Corp (“Motive Capital”) and Forge (the “Merger”). This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Motive Capital’s stockholders for their consideration. In connection with the proposed Merger, Motive Capital has filed with the SEC a registration statement on Form S-4, which is not yet effective, containing a preliminary proxy statement/prospectus to be distributed to Motive Capital’s stockholders in connection with Motive Capital’s solicitation of proxies for the vote of its stockholders in connection with the proposed Merger and other matters as described in such proxy statement/prospectus. The proxy statement/prospectus will also serve as the prospectus relating to the offer of the securities to be issued to Forge’s stockholders in connection with the completion of the proposed Merger. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Motive Capital also intends to file other relevant documents with the SEC regarding the proposed Merger. Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety, when available, the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents will contain important information about Motive Capital, Forge and the proposed Merger. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Motive Capital as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp., 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Motive Capital and Forge Global, and certain of their respective directors and executive officers and other members of management and employees, may be deemed to be “participants” in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of Motive Capital is set forth in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on June 2, 2021. To the extent that holdings Motive Capital’s securities have changed from the amounts reported in such Form 10-K/A, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the Form S-4, as it may be amended and supplemented, the proxy statement/ prospectus and other relevant materials relating to the proposed merger to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Stockholders and other investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of Motive Capital or Forge, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes, and oral statement made from time to time by representatives of Motive Capital and Forge may contain, statements that are not historical facts but are forward looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict, indicate or relate to future events or trends or Motive Capital’s or Forge’s future financial or operating performance, or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the ability to complete the business combination due to the failure to obtain approval from Motive’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Motive’s public shareholders, the estimated implied enterprise value of the Company, Forge’s ability to effectively compete in its industry, Forge’s ability to scale and grow its business, the cash position of the Company following closing, the timing of the closing of the business combination, the outcome of any legal proceedings that may be instituted against Motive Capital, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto, the ability to meet the NYSE’s listing standards following the consummation of the business combination, the risk that the business combination disrupts current plans and operations of Forge as a result of the announcement and consummation of the business combination, costs related to the business combination, changes in applicable laws or regulations, the possibility that Forge or the combined company may be adversely affected by other economic, business and/or competitive factors, and the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, while considered reasonable by Motive Capital, Forge and their respective management, as the case may be, are subject to risks and uncertainties that may cause actual results to differ materially from current expectations. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Motive Capital’s final prospectus filed on December 14, 2020, its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (as subsequently amended), and the preliminary proxy statement/prospectus contained in the Registration Statement on Form S-4 filed with respect to the business combination, as it may be amended, in each case, under the heading “Risk Factors,” and other documents of Motive Capital filed, or to be filed, with the SEC. There may be additional risks that Motive Capital and Forge presently do not know or that they currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Motive Capital’s and Forge’s expectations, plans or forecasts of future events and views as of the date of this press release. Motive and Forge anticipate that subsequent events and developments will cause their assessments to change. However, while Motive Capital and Forge may elect to update these forward-looking statements at some point in the future, Motive Capital and Forge specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Motive Capital’s and Forge’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

Forge Investor Contact:

Chris Hollenbeck, The Blueshirt Group

ir@forgeglobal.com

Forge Media Contact:

Lindsay Riddell

press@forgeglobal.com

(2)       Investor Presentation

1 Investor Presentation December 2021

2 Disclaimer Disclosures This presentation has been prepared for use by Motive Capital Corp (“Motive”) and Forge Global, Inc. (“Forge”) in connection with their proposed business combination. This presentation is for information purposes only and may not be reproduced or redistributed, in whole or in part, without the prior written consent of Motive and Forge. Neither Motive nor Forge makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The information in this presentation and any oral statements made in connection with this presentation is subject to change and is not intended to be all-inclusive or to form the basis of any investments decision in Motive. This presentation does not constitute either advice or a recommendation regarding any securities. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent investment and analysis of an investment in Motive and the transactions contemplated in this presentation. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. Neither this document nor the information contained herein was prepared, distributed, made available or otherwise used by Forge Securities LLC or Forge Global Advisors LLC or any of their associated persons and is not intended for their customers/potential customers or clients/potential clients, respectively. Forward-Looking Statements Certain statements in this presentation may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding Motive’s or Forge’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: (i) the size, demand and growth potential of the markets for Forge’s products and services and Forge’s ability to serve those markets, (ii) the degree of market acceptance and adoption of Forge’s products and services, (iii) Forge’s ability to develop innovative products and services and compete with other companies engaged in the financial services and technology industry, and (iv) Forge’s ability to attract and retain customers. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “ anticipate,” “believe,” continue,” “ could,” “ estimate,” “ expect,” “ intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “ should,” “ strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Motive’s registration statement on Form S-1, the proxy statement/prospectus contained in Motive's Registration Statement on Form S-4 relating to the business combination filed by Motive with the Securities and Exchange Commission (the “SEC”) and other documents filed by Motive from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Motive and Forge assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Motive nor Forge gives any assurance that either Motive or Forge will achieve its expectations.

3 Disclaimer Financial Data and Use of Projections and Illustrative Presentations The financial information and operating metrics contained in this presentation are unaudited and do not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement filed by Motive relating to the business combination and the proxy statement/prospectus contained therein, and remains subject to amendment and change. You should read carefully and rely only on the registration statement on Form S-4 filed by Motive related to the business combination and the proxy statement/prospectus contained therein, including any amendments and supplements thereto, as well as all other information filed or furnished by Motive with the Securities and Exchange Commission. The financial projections, estimates, targets and illustrative presentations in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Motive’s and Forge’s control. While all financial projections, estimates, targets and illustrative presentations are necessarily speculative, Motive and Forge believe that the preparation of prospective or illustrative financial information involves increasingly higher levels of uncertainty the further out the projection, estimate, target or illustrative presentation extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates, targets and illustrative presentations in this presentation should not be regarded as an indication that Motive and Forge, or their representatives, considered or consider the financial projections, estimates, targets and illustrative presentation to be a reliable predictions of future events. Further, illustrative presentations are not necessarily based on management projections, estimates, expectations or targets but are presented for illustrative purposes only. The projections were prepared in good faith by Forge’s management in July 2021 connection with Motive's evaluation of the potential business combination with Forge and based on their reasonable best estimates and assumptions with respect to the expected future financial performance of Forge at the time such projections were prepared and speak only as of that time. Neither Motive, Forge nor any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error or any of the projections otherwise would not be realized. The financial projections, estimates, targets and illustrative presentations contained herein were based on numerous variables and assumptions made by Forge management at the time prepared with respect to matters specific to Forge, and are subject to change. The Forge management team considered the following material estimates and hypothetical assumptions with respect to the development of the projected financial information contained herein: projected 20-26% growth of revenue less transaction-based expenses through 2023; and assumed capitalization of internally developed software starting in 2022. In developing the projections and the material estimates and hypothetical assumptions with respect to revenue less transaction-based expenses growth rates, Forge management considered, among other things, the following assumptions: continued expansion in the number of private companies traded on Forge's platform, along with additional employee interest in liquidity options for existing customers; corresponding growth in opportunities for Forge Company Services to assist these growing private companies with liquidity programs for employees and investors; increased customer base through expanded marketing programs and increased brand awareness of Forge's product offerings; expanded geographic opportunities arising out of the growth in private company unicorns globally in primary overseas markets in Asia and Europe; continued improvement in technology, increasing efficiency and productivity; growth in Forge Trust accounts, driving increase in custodial revenue opportunities; and growth in revenue from Forge's recently launched Forge Data product offering.

4 Disclaimer Financial Data and Use of Projections and Illustrative Presentations (cont.) These assumptions and estimates are subject to numerous risks and uncertainties, including those identified herein and in the Registration Statement on Form S-4 under the heading “Risk Factors” and elsewhere and in other information filed or furnished from time to time by Motive with the Securities and Exchange Commission. Motive and Forge undertake no obligation to, and expressly disclaim any obligation to, publicly release any updates or any changes in their expectations, or any change in events, conditions, or circumstances on which the projections, estimates, targets and illustrative presentations or any other forward-looking statement contained herein is based. Use of Non-GAAP Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as Adjusted EBITDA. These non-GAAP measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. Forge believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Forge. Forge’s management uses forward-looking non-GAAP measures to evaluate Forge’s projected financials and operating performance. In addition, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Forge’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Use of Other Data The data contained herein is derived from various internal and external sources. All of the market data in the presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Motive and Forge assume no obligation to update the information in this presentation. Participation in Solicitation Motive and Forge and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Motive’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Motive’s directors and officers in Motive’s filings with the SEC, Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on June 2, 2021. To the extent that holdings of Motive’s securities have changed from the amounts reported in such 10-K/A, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Motive’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which has been filed by Motive with the SEC but is not yet effective, as it may be amended and supplemented. Investors and security holders of Motive and Forge are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirely because they contain important information about the proposed business combination Investors and security holders can obtain free copies of the proxy statement and other documents containing important information about Motive and Forge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Motive can be obtained free of charge by directing a written request to Motive Capital Corp., 7 World Trade Center, 250 Greenwich Street, FL 47, New York, New York 10007.

5 Disclaimer Trademarks This presentation contains trademarks, service marks, trade names and copyrights of Motive, Forge and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended in, and does not imply, a relationship with Motive, Forge or any of their respective affiliates, or an endorsement or sponsorship by or of Motive, Forge or such affiliates. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, (c) or (r) symbols, but Motive and Forge will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Important Information About Motive Partners In these materials, references to “Motive Partners” generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Motive Fund”). Motive is sponsored by Motive Capital Funds Sponsor, LLC (the “Sponsor”), which is an affiliate of Motive Partners. However, Motive is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive, the Sponsor or Forge. This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Motive Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Motive Fund may only be made by such Motive Fund pursuant to the offering documents for such Motive Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Motive Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Motive Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations. Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Motive Fund will achieve results comparable to those presented herein, or that any Motive Fund will be able to implement its investment strategies or achieve its investment objectives. A Motive Fund’s investment and applicable investment restrictions may differ from those historically employed by Motive Partners, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed by Motive Partners has previously invested. The investments, transactions and operational activities of Motive Partners contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Motive Partners, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

6 Today’s Presenters Kelly Rodriques Chief Executive Officer ▪ FinTech executive with more than 33 years of experience ▪ Previously CEO of PENSCO (acq. NASDAQ:OPB), Totality (acq. NYSE:VZ) and Novo (acq. EPA:PUB) Mark Lee Chief Financial Officer ▪ Experienced CFO/COO with 36 years of experience ▪ Previously at Stanford Management Company, Goldman Sachs, Charles Schwab, Barclays Global Investors and PENSCO Trust Company Blythe Masters Chief Executive Officer ▪ Industry Partner at Motive Partners ▪ Former CEO of Digital Asset and held various senior executive roles at JP Morgan for 27 years ▪ Board Member of A.P. Møller Maersk, GCM Grosvenor and Credit Suisse

Motive Capital Corp Backed by Motive Partners

MOTIVE PARTNERS

Backing MOTIVE CAPITAL CORP

Operating – Industry Partners	Investing – Motive Capital	Innovating – Motive Create
Operating expertise and experience enhancing, managing, and scaling world-class financial services and FinTech companies and a deep network	Differentiated sector-specialist ability to source, diligence and underwrite investments in Financial Technology	Deep technology and product expertise to unlock value and transform portfolio companies

Strategic Partnership –
"Apollo and Motive Partners form strategic partnership to capitalize on FinTech transformation" – *July 1, 2021*

MOTIVE PARTNERS APOLLO

Experienced Leadership Team

70+ Industry Professionals(1)

Track Record of Success

Deep Industry Connectivity

Motive's Complementary Portfolio Companies

Portfolio Company	Global Shares	investcloud	Wilshire	lpa
Motive Strategic M&A		Tegra118, FINANTIX, NaviPlan, RetireUp	Acquired 2021	modelity, EffCom, Aracell

Long-Term Partner

Motive Partners' investment via its Forward Purchase Agreement and Sponsor Promote lock-up create ownership certainty of a value-add partner with aligned incentives with investors

1) The team members include personnel, Industry Partners and advisors. Industry Partners are not full-time employees and are not part of the management team charged with making investment decisions on behalf of Motive Partners, including consultants or advisors.

Forge 7

8 Motive and Forge: A Partnership of Excellence MOTIVE’S ACQUISITION CRITERIA Proven business model with numerous opportunities to expand offering Leadership position in a massive and growing market with expected industry tailwinds Demonstrated organic growth with capacity for additional bolt-on acquisition opportunities Superior economic model with scale and growth that combines access, liquidity and custodian ecosystems Management team with a proven track record of driving revenue growth WHAT MOTIVE FOUND IN FORGE Scaled business model with world class pre-IPO companies already on platform First mover advantage in a massive private market which is seeing increasing demand for liquidity Track record of synergetic acquisitions Significant cross sell opportunities within current customer base Tenured senior management team with deep industry experience

Transaction Summary

Key Highlights

- MOTV raised $414mm with one-third warrants. In addition, Motive provided a $140M Forward Purchase Agreement which will commit $50M and the balance of $90M will backstop redemptions
- $435mm of cash held on the pro-forma balance sheet[1]

Capitalization

($ in mm)

Equity Value	$2,036
Less: Cash on Balance Sheet	(435)[1]
Enterprise Valuation to Market	**$1,601**
x2022E revenue less transaction expenses of $151mm	10.6x
x2023E revenue less transaction expenses of $187mm	8.6x

Pro-Forma Ownership[2]

Existing Forge Equity Rollover	68.8%
MOTV Public Shareholders	20.3%
Motive Capital Funds Sponsor	7.5%
PIPE Investor Shares	3.4%
Total Shares[2]	**100.0%**

Implied Sources & Uses

($ in mm)

Sources	
Seller Rollover	$1,400
Cash in Trust	$414
Cash on Balance Sheet	$63
Motive Capital Funds Sponsor FPA	$50
PIPE Investment	$69
Total Sources	**$1,995**

Uses[3]	
Stock Consideration to Seller	$1,400
Cash to Secondary Repurchase	$100[4]
Cash on Balance Sheet	$63
Estimated Transaction Expenses	$60[5]
Cash to Balance Sheet	$373
Total Uses	**$1,995**

1) Available cash on closing to be at least an amount equal to $140M, plus the sum of any PIPE investment. This is supported by $50M, plus an up to $90M backstop, from Motive Capital Fund Sponsor FPA.
2) Values shown at DeSPAC; excludes 13.8mm public warrants, 7.4mm private placement warrants, 1.7mm forward purchase warrants, and equity incentive pool shares.
3) Excludes management cash incentive compensation.
4) Cash consideration to Forge equity holders of $100mm subject to downward adjustment based on transaction proceeds. Exercise of vested options or warrants will be added to cash on balance sheet.
5) Represents an estimate of transaction expenses. Actual amounts may vary and may include expenses unknown at this time.

Forge 9

Powering the Private Markets

11 4.0 12.0 1999 2020 Median Age of Tech Companies at IPO (years)(1) $493 $4,319 1999 2020 Median Valuation of Tech Companies at IPO ($mm)(1) Companies Are Staying Private Longer and Accruing More Value While Private… 1) Source: Initial Public Offerings: Updated Statistics, Jay R. Ritter, Warrington College of Business, University of Florida, March 10, 2021. 8.8x Increase 8 year Increase

12 …Creating An Attractive – Rapidly Growing – Private Market Opportunity… 1) Source: BusinessToday: A Year of Unicorns; December, 24, 2018. 2) Source: CBInsights, The Complete List Of Unicorn Companies; December 1, 2021. 3) Source: Competing for Growth, 2021 edition of the Wealth and Asset Management report by Oliver Wyman with Morgan Stanley. 4) E = Estimated. 260 ($0.9T) 925 ($3.0T) 2018 2021 Number and Market Cap of Unicorns 665 New Unicorns $2.1T Market Cap Added (2) (1) Private Market AUM(3,4) $7T $13T 2020 2025E 13% CAGR

13 …With Potential For Attractive Returns 1) Source: Pitchbook, Y-Charts, Nasdaq, SEC Edgar. Last private financing prices adjusted for subsequent stock splits to allow for appropriate comparisons. Only includes formerly VC-backed, U.S. companies listing on the NYSE or NASDAQ. Analysis tracks the change in price for an individual share at last private financing, and therefore does not factor in potential tax implications or management and performance fees that may be associated with investments in private markets. Analysis as of July 3 2021. 2010-2020 Post-IPO 12-Month Returns of U.S. VC-Backed Companies (1) While IPO returns have exceeded that of the broader indices, the average performance of those companies since their last pre- IPO private financing have far surpassed both 37% 277% IPO Price Last Pre-IPO Private Financing

14 Despite the Opportunity, the Private Markets Have Historically Lacked… Liquidity Transparency Access Lack of technology, volume, standardized processes and documentation leads to an inefficient and illiquid market Investment levels can be prohibitively high and access to private company shares is limited Lack of information, disclosures and pricing intelligence creates uncertainty and reduces confidence in the market

15 Powering an accessible and transparent private market. By giving people the ability to buy and sell private shares in some of the world’s most innovative companies, we help all who participate in the private market economy accelerate destiny. 15

Forge Creates Mission Critical Infrastructure For the Private Markets

Forge Data
A private market data platform for institutions leveraging Forge and SharesPost's 18-year historical dataset and ongoing transaction data stream

Forge Company Solutions
Software and services that enable private companies to attract and retain top talent by providing flexibility and liquidity, while managing their growth and capital needs



MARKETS
DATA
FORGE PLATFORM
CUSTODY
COMPANY SOLUTIONS

Forge Markets
Comprehensive trading platform designed to seamlessly connect institutions and investors with shareholders

Forge Trust
Alternative Asset Custody offering with APIs extending Custody As A Service for the Forge Markets platform as well as partners

Forge's **comprehensive Trading, Custody, Data and Company Solutions** enable Forge to deliver leading mission critical infrastructure to private market customers.

Forge 16

17 Global Partnerships Expand Forge’s Reach and Competitive Advantage MARKETS COMPANY SOLUTIONS CUSTODY DATA FORGE PLATFORM WEALTH & ASSET MGMT CAP TABLE EXCHANGES BANKS Select Partners (1) 1) Includes partnerships, investors, and other commercial relationships

18 Pillars Work Synergistically and Drive Significant Network Effects Illustrative Example: Forge runs 200 person Tender Offer for Company ▪ The 200 sellers become Forge customers driving more transactions and volume on the marketplace ▪ The buyers (now equity holders) may become Forge Trust customers increasing assets and generating incremental customer fees ▪ This generates a significant amount of new data that is then monetized through our data offerings, and combined with custody provides Forge the ability to build new products like stock option lending ▪ This drives more scale making us more appealing to private companies and customers alike MARKETS COMPANY SOLUTIONS CUSTODY DATA FORGE PLATFORM

19 Forge Brings Access, Insight and Liquidity To… Opening and Accelerating the Private Markets The Dedicated Employee who wants to buy a house for her family The Passionate Individual Investor who wants access to innovative private companies The Institutional Investor who wants to gain access to potential superior returns in the private markets The Innovative CEO who wants her company to stay private and retain her employees

20 Global Roster of Blue-Chip Private Companies Note: Represents private companies transacted on the Forge and SharesPost platforms since inception. Palantir LYFT Pinterest

21 400+ GLOBAL PRIVATE COMPANIES(2) 70 COUNTRIES(2,3) 440k REGISTERED USERS (1) 137k ACCREDITED INVESTORS(1) 1,093 INSTITUTIONS (1) Forge Operates At a Scale Where Volume Begets Volume 1) Unique users across both Forge and legacy SharesPost platforms as of December 1 2021. 2) From inception until September 30 2021. 3) Trades have taken place with either a buyer or seller from 70 different countries. 4) $123MM of 2021P Revenue less Transaction Expenses, representing 70%+ growth on 2020A Pro Forma Revenue less Transaction Expenses. $11bn+ TRANSACTION VOLUME(2) Private Market Ecosystem 20,000+ TRADES(2) $120mm+ 2021P REVENUE(4)

Forge Is Only Scratching The Surface Of Its Market Opportunity

Increase In Private Companies

# of Unicorns on Forge (as compared with total)


925 (2)
139 (1)
Unicorns Traded on Forge Platform
Sep-21 LTM
Total # Unicorns

Increase In Trading Velocity

% of Total Value Traded


126% (4)
0.2% (3)
Forge LTM Turnover
Global Cash Equity Turnover

1) Source: Based on Forge Internal Data. Unicorns Traded on Forge Platform defined as number of private companies with estimated enterprise value (EV) exceeding $1BN that have traded LTM September 30 2021.
2) Source: CBInsights, The Complete List Of Unicorn Companies; December 1, 2021.
3) Source: Based on Forge Internal Data. Forge LTM Turnover defined as total volume traded on the Forge platform LTM September 30 2021 divided by estimated aggregate issuer enterprise value (EV) for traded private companies. Each individual issuer enterprise value is estimated based on publicly available data. If volume is traded on multiple occasions for the same issuer, that issuer's EV is not double counted.
4) Source: World Federation of Exchanges. Calculated as Global Volume Traded as of November 2020 LTM divided by Global Market Cap as of November 2020.

Forge 22

Robust Technology Platform Purpose Built for Private Markets

24 Pillars Work Synergistically and Create a Competitive Advantage Four Pillars: Strategy Drives Growth ▪ Markets: Powering Liquidity at Scale ▪ Custody: Safekeeping of Alternative Assets ▪ Company Solutions: Software Solving Private Company Challenges ▪ Data: Bringing Insights and Transparency to the Private Markets MARKETS COMPANY SOLUTIONS CUSTODY DATA FORGE PLATFORM

25 25 Forge Markets: Powers Liquidity At Scale ▪ Efficient way to execute trades for liquidity or investment purposes ▪ STP (straight-through processing) enables efficient post-trade processing ▪ Serves shareholders, private companies, investors and institutions with data and opportunities tailored to their needs Combining robust technology with leading customer experiences

26 Account Creation and Onboarding Settlement and Closing Amassing the expertise to perform these tasks at scale is hard; Forge believes it is uniquely positioned, as it continues to build on the technology needed to automate large parts of this traditionally complex process 1 3 Data Room Solution 5 Compliance, AML, KYC Documents 2 Terms / Redline Negotiation 4 6 Bid / Ask Qualification and Matching Technology Forge Markets: Purposefully Built for Private Market Trades

27 Forge Trust: Custody Solutions for Safekeeping of Alternative Assets Note: Screenshot represents graphical rendering of product to be launched in Q4 2021. ▪ Full-service custody offerings for all Forge customers, including both custody services and a wide range of lending / investment solutions ▪ APIs extend Custody As A Service for the Forge Markets platform to a wide range of partners and capabilities ▪ Institutional customer requirements for 3rd party custodial services are also directly enabled on platform ▪ $14.5bn in alternative assets including $600mm in cash under custody across 1.9mm customer and partner customer accounts Powering Differentiated Custody Enabled Product Offerings

28 28 Event Management ▪ Dashboards customized for private companies for real-time synchronization and data-rich experiences that inform employers and their shareholders Cap Table Integration ▪ Working with cap table partners to streamline process for all stakeholders Configurable for All Liquidity Events ▪ Powerful software to run company financing events that’s integrated with Forge’s marketplace Custom Built Software that Puts Companies in the Driver's Seat Forge Company Solutions: Bringing Financing Processes Online

29 Non-tender Offer Programs (open ended) Tender Offers (limited time) Primary Investments & Secondary Trading (single transactions) Forge matches a seller and a buyer. Private Company can approve or choose to exercise ROFR(1) on the transaction Private Company conducts tender offer program for approved employees and shareholders Private Company enables controlled secondary trading for approved employees during approved windows Seller Buyer Private Company Buyers pre-approved by Private Company Private Company Select Employees & Shareholders Private Company Select Employees & Shareholders Buyers pre-approved by Private Company Forge Company Solutions: Software that Solves Private Company Challenges 1) ROFR = Right of First Refusal.

30 30 ▪ Leverages proprietary trading data and other private market content to deliver premium analysis tools for private market investors ▪ Institutions will use the data and analytics platform to support their valuations and investment decisions Features and Functionality New platform leveraging Forge’s unprecedented private market dataset Forge Data: Brings Insight and Transparency to the Private Markets 1) Years represent Forge and SharesPost combined. 18 Years of proprietary trading data(1) 800+ Private companies with secondary pricing data or active indications or interest

Forge Data: Significant Opportunity for Recurring Revenue Growth

The Opportunity

Data Revenue as % of Total for Select Exchanges[1]

Nasdaq	ICE
38%[2]	36%[3]
$1,173mm Data Revenue	**$2,434mm Data Revenue**

Number of Subscribers

PitchBook	CB Insights
960K+ Subscribers[4]	**725K+** Subscribers[5]

- **Forge Intelligence:** First product launched under data pillar
- Provides **insights**, **pricing information** and **analytics** to inform and build confidence with investors, leading to more engagement and additional trades on the platform
- Annual subscription product with a predictable and highly **recurring revenue stream**
- In soft launch phase, **public launch** expected Q4 2021
- **Additional features and products** in next 12 months

15-20%
Potential % of Revenue in Long Term[6]

1) Data Revenue as a % of Total Revenue Less Transaction-Based Expenses shown on a Q1 2021 LTM basis.
2) Source: NASDAQ Q1'21 Earnings Presentation, 2020 10-K – calculated as (Investment Intelligence + IR and ESG Services Revenue) / Total Revenue Less Transaction-Based Expenses = ($955mm + $218mm) / $3,053mm = 38%.
3) Source: ICE Q1'21 Earnings Presentation, 2020 10-K – calculated as (Data and Conn. Services + FI Data and Analytics + Other Data and Network Services + Mortgage's Data and Analytics) / Total Revenue Less Transaction-Based Expenses PF For Ellie Mae = ($804mm + $523mm + $1,037mm + $70mm) / $6,708mm = 36%.
4) Source: Pitchbook website – newsletter subscribers.
5) Source: CBInsights website – newsletter subscribers.
6) See "Forward-Looking Statements" and "Financial Data and Use of Projections and Illustrative Presentations" at the beginning of this presentation.

Forge 31

32 Why Forge Wins Competitive Landscape Smaller, Nascent Marketplaces ▪ Lack fully integrated offering ▪ More limited dataset to draw upon ▪ No network effects at scale ▪ Limited geographic reach Institutionally Focused Players ▪ Lack robust and complementary 4 pillar strategy ▪ Focused on structured liquidity events ▪ Tech laggards with little automation ▪ Typically focused on ad-hoc opportunities in larger ticket sizes Active network of institutional and individual participants Coalition of global players, partners and investors 18 years of combined operational expertise and proprietary trading data End-to-end mission-critical infrastructure Non-Collaborative Challengers ▪ No track record in private market trading ▪ Looking to compete with key partners

33 Opportunity to Leverage 4 Pillars to Address Attractive Opportunity Continuing to explore other emerging asset classes that have significant liquidity demands Strategically focused on building a coalition of top- tier financial institution partners Expanding on- the-ground coverage in Asia and Europe Highly anticipated product launches where attractive market opportunities present themselves Focusing on value generating M&A, drawing on track record of integrating acquisitions Additional Scale in 4 Pillars M&A Additional Partnerships Global Expansion New Products New Asset Classes Continued focus on scaling Markets, Forge Trust, Company Solutions and Data

34 Track Record of Successful M&A Global Private Securities Marketplace ✓ Creates a scaled leader with significant expertise and capabilities ✓ Provides opportunity to better serve both individual and institutional investors ✓ Enhances and accelerates launch of robust proprietary data offering ✓ Generates significant synergies Alternatives Custody Platform ✓ Delivers end-to-end investing experience for private market investors ✓ Allows Forge to seamlessly provide safe, secure, and transparent custodial services ✓ Creates positive network effect and works synergistically with Forge’s core product offerings ✓ Fits into Forge’s long-term vision of providing services to enable the entire private market ecosystem Year Acquired Description Rationale 2020 2019

35 Leadership Team Comprised of Industry Veterans Jose Cobos Chief Operating Officer 18 Years of Experience 33 Years of Experience 36 Years of Experience Nick Grabowski Chief Technical Officer Megan Hanley Chief Marketing Officer 20 Years of Experience 13 Years of Experience Kelly Rodriques Chief Executive Officer Mark Lee Chief Financial Officer 29 Years of Experience 24 Years of Experience Jennifer Phillips SVP, Head of Capital Markets President, Forge Securities Norbert Ngethe SVP, Head of Legal 23 Years of Experience Marco Della Torre Chief Product & Innovation Officer

36 Leadership Team Comprised of Industry Veterans Chris Setaro SVP, Head of Risk 27 Years of Experience Adrian Ivanov SVP, Head of Forge Company Solutions 25 Years of Experience Vidya Eashwer SVP, Head of Forge Data 20 Years of Experience Drew Sievers SVP, President of Forge Trust 33 Years of Experience Anne Mueller SVP, Head of People 24 Years of Experience Lindsay Riddell SVP, Head of Communications 21 Years of Experience Shri Bhashyam SVP, Business Development 16 Years of Experience Pat Hughes SVP, Head of Business Development 31 Years of Experience Jason Higgins SVP, Head of Corporate Development 25 Years of Experience

Financial Overview

38 Diversified and Synergistic Revenue Streams 1) Forge’s volume is defined as the aggregate value of the issuer company’s equity attributed to both the buyer and seller in a trade; Forge typically captures a commission on both sides, and as such a $100 trade of equity between buyer and seller would be captured as $200 volume for the Company. Transaction-Based Revenue Fee-Based Revenue Subscription-Based Revenue Take Rate Volume(1) Fee per Account Accounts Take rate based on transacted volume, both supply and demand on the core Markets platform Recurring revenue from account fees, cash management fees, transaction fees and other fees on Forge Trust Annual Subscription Subscribers Recurring annual subscription fee for data product for Forge Data

39 Note: 2019A GAAP revenue less transaction-based expenses includes revenue from IRA Services after Nov-19 acquisition. 1) Revenue Less Transaction-Based expenses represents Gross Revenue less transaction-based expenses. 2) Pro-Forma numbers include full year effect of SharesPost including the periods in which it was a standalone entity (January 2020 – October 2020); reported numbers only include SharesPost numbers as of acquisition in November 2020. 3) CAGR shown using pro-forma 2020A revenue less transaction-based expenses includes SharesPost; CAGR 2023 end point refers to midpoint of range. 4) See "Forward-Looking Statements" and "Financial Data and Use of Projections and Illustrative Presentations" at the beginning of this presentation. Revenue Less Transaction-Based Expenses(1) ($mm) Attractive Growth 48 $24 $72 $123 $151 $182 - $191 2019A PF 2020A 2021P 2022P 2023P YoY Growth % GAAP 100% 157% 23% 20 - 26% Pro-Forma 72% Completed merger with SharesPost in Nov-2020 38% CAGR(3) (2) (4) (4) (4)

40 Trading Volume and Annual Net Take Rate Annual Net Take Rate Trading Volume ($bn) Note: Pro-Forma numbers include full year effect of SharesPost including the periods in which it was a standalone entity (January 2019 – October 2020). $1.7 $1.8 $1.5 $3.1 PF 2019A PF 2020A PF Sep-20 LTM PF Sep-21 LTM Key Drivers of Take Rate ▪ Size of transaction ▪ Type of structure ▪ Type of buyer / seller ▪ Use of external broker 2.5% 2.7% 2.6% 3.1% PF 2019A PF 2020A PF Sep-20 LTM PF Sep-21 LTM YoY Growth % Pro-Forma 10% 104%

41 Private Company Trends Note: All figures shown are presented on a pro-forma basis to include SharesPost. 1) Represents cumulative issuers since inception. 2) Concentration defined as percentage of revenue less transaction-based expenses. 91 144 161 204 221 297 364 428 2018 2019 2020 Sep-21 LTM Distinct Private Companies Cumulative Private Companies Private Company Concentration(2) Distinct Private Company Growth and Cumulative Private Companies 40% 60% 60% 40% 2018 Sep-21 LTM All Other Top 10 Private Companies (1)

42 Sep-21 LTM Volume Mix %(1) Counterparty Trends Individual 47% Institutional 53% 34% of individual investors trade more than once(2) 49% of institutions trade more than once(2) Buyer Concentration(3) 56% 83% 44% 17% 2018 Sep-21 LTM Top 10 Buyers All Other 0.8 2.8 0.6 2.3 2018 Sep-21 LTM Total Counterparties in Period and Total Trades (000s) Total Counterparties Total Trades 68% 86% 32% 14% 2018 Sep-21 LTM Top 10 Sellers All Other Seller Concentration(3) Note: All figures shown are presented on a pro-forma basis to include SharesPost; counterparties represent unique entities that traded on the platform. 1) Client Type is a self-attributed field and is not verified by Forge and SharesPost. 2) % of counterparties / institutions that trade more than once stats calculated as a percentage of total unique counterparties / institutions since 2018. 3) Concentration defined as percentage of revenue less transaction-based expenses.

Trust Account Growth and Revenue per Account

Total Billable Accounts[1] (000s)



Total Billable Accounts
Core Accounts(2)
1,183
1,591
1,986
42
43
41
2019A
2020A
Sep-21

Total Revenue per Core Account[3,4,5]



$490
79
50
361
Cash Administration
Transaction Fees
Account / Asset Fees
Q3'21A RR

Assets Under Custody[5] ($bn)

$14.5

Key Drivers of Revenue

- Account fees
- Cash administration fees based on prevailing interest rates

1) Represents period end accounts; total accounts includes all billable partnership and core accounts.
2) Core Accounts represent accounts created by customers directly on Forge Trust instead of through one of Forge's partners.
3) Excludes partnership fees and accounts in calculation; total revenue per account calculated as core custody account and cash administration fees plus one-time audit adjustments divided by end of period core billable accounts.
4) A in column labels indicates Actuals; RR in column labels indicates run-rate.
5) Represents period end assets under custody for all accounts as of September 30, 2021 (core and partnership).

Forge 43

Historical and Future Financials

($ in 000's)	Actuals(1)		Projected(5)			Actuals(1)
	2019A	2020A	2021P	2022P	2023P(2)	2021 YTD
P&L						
Revenues	**$27,710**	**$51,644**	**$128,754**	**$158,684**	**$195,437**	**$98,385**
Transaction-Based Expenses	3,661	3,888	5,334	7,257	8,587	3,174
Total Revenue Less Transaction-Based Expenses	**$24,049**	**$47,756**	**$123,421**	**$151,427**	**$186,850**	**$95,211**
YoY Growth %		*99%*	*158%*	*23%*	*23%*	*221%*
Total Operating Expense	**$38,696**	**$55,373**	**$152,945**	**$178,216**	**$211,549**	**$99,484**
Operating Loss	**($14,646)**	**($7,617)**	**($29,525)**	**($26,789)**	**($24,699)**	**($4,273)**
Non-Operating Expenses / (Income)	**$592**	**$2,095**				**$7,866**
Net Loss	**($15,238)**	**($9,712)**				**($12,139)**
Adjusted EBITDA(3,4)	**($6,832)**	**$2,783**	**$3,837**	**$11,477**	**$18,999**	**$10,233**
Adjusted EBITDA Margin %	*(28%)*	*6%*	*3%*	*8%*	*10%*	*11%*

Illustrative Long-Term Targets

20-30%
Revenue Less Transaction-Based Expenses Growth

20-30%
Adjusted EBITDA Margin

1) Actuals represent unaudited financials and are presented on a GAAP basis; 2021 YTD represents January 1 – September 30 2021.
2) For illustrative purposes, the 2023P column shows numbers based on the midpoint of the projected 20-26% revenue less transaction-based expenses growth range.
3) See page 51 in the appendix for Non-GAAP EBITDA reconciliation.
4) Projected financials assume capitalization of internally developed software starting in 2022.
5) See "Forward-Looking Statements" and "Financial Data and Use of Projections and Illustrative Presentations" at the beginning of this presentation. The projections were prepared in July 2021 in connection with Motive's evaluation of the potential business combination with Forge and speak only as of the time such projections were prepared.

Forge 44

Attractive Valuation

Comparable Companies / Valuation

	Forge	High Growth FinTech	Fixed-Income Trading Platforms	Large Global Exchanges	Mean[4]
Selected Peers	Forge	shopify, adyen, bill.com, affirm, afterpay, lightspeed	MarketAxess, Tradeweb	NASDAQ OMX, ICE, Deutsche Börse Group	
2022E Net Revenue Growth[1,2,3]	23%	44%	11%	4%	27%
EV / 2022E Net Revenue[1,2,3]	10.6x	27.2x	17.8x	11.3x	21.2x
EV / 2022E Net Revenue / 2022E Growth[1,2,3]	0.5x	0.6x	1.7x	2.6x	1.4x
Key Considerations on Comparability to Forge		✓ Similar monetization models on transaction volume and data with high, sustainable financial growth profile ✓ Large TAM that is underserved by current providers × Serving different end markets	✓ Alternative asset liquidity provider with advanced digital platforms and data solutions × Large focus on fixed income products and services × Lower growth relative to Forge	✓ Trading and data platforms with similar business model × Scaled players for primarily listed assets with mature growth and margin profiles × Low growth relative to Forge	

1) Net Revenue (Revenue less Transaction Expenses) shown for Forge; Revenue metrics for Shopify, Afterpay, Lightspeed and Bill.com based on gross revenue.
2) Metrics based on the median of the relevant comp set.
3) Based on FactSet as of December 2, 2021.
4) Represents weighted average across selected peer groups, in which the weights are the number of companies in each group divided by the total number of selected.

Forge 46

47 ✓ Addressing a Large and Rapidly Growing Global Opportunity ✓ Leading Technology Offers a Superior User Experience and Trusted Digital Marketplace for Accessing the pre- IPO Economy ✓ Strong Network Effect Will Continue to Drive Growth and Build Competitive Advantage with Complementary Custody, Data and Company Solutions ✓ Impressive Financial Performance With Significant Margin Expansion Opportunities ✓ Experienced Management Team With a Proven Track Record of Driving Growth and Shareholder Value ✓ Opportunity for Investors to Participate in Growth of the Private Markets Through A Public Infrastructure Play Forge Investment Highlights 1) Since inception. 2) CAGR shown using pro-forma 2020A revenue less transaction-based expenses includes SharesPost. $11bn+(1) Transaction Volume 400+ Forge Private Companies 440k Registered Users 38%(2) Revenue CAGR ’20 –’23P 1.9mm Custody Accounts $14.5bn Assets Under Custody 18 Years of Historical Data 800+ Companies with Historical Data

Appendix

49 Forge’s Data and Insights Benefit Investors and Private Companies Alike Note: Secondary trade dates are represented as the day a purchase agreement was signed by buyer and seller. Secondary prices are shown as the volume weighted average price for all trades on a given day. Price per share Secondary Market Trading Public Market Trading Secondary Market Trade (VWAP) Significant Trading and Price Discovery on Forge Platform IPO ▪ Forge facilitated over $500mm of trading to Palantir shareholders and investors enabling significant liquidity ahead of becoming a public company ▪ Investors can also use Forge’s data to make better informed buying or selling decisions and run analytics against both private and public companies ▪ As companies stay private longer, Forge’s data can help them gain additional insight into how their shares are viewed in the markets and determine optimal financing strategies ▪ Trading provided insight to Company on investor demand and pricing, which helped inform the Company during the direct listing process Secondary Market Volume Volume 0 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 450,000 500,000 $0.00 $2.00 $4.00 $6.00 $8.00 $10.00 $12.00 4/1/2020 7/1/2020 10/1/2020 6/11/20 First media reports of a possible Palantir direct listing 8/29/20 Last secondary trade activity $9.40 9/29/20 Reference price $7.25 9/30/20 Closing price on first day of public market listing $9.50

50 Financial Disclosures 1) Actuals represent unaudited financials; pro-forma numbers include full-year effect of IRA Services including the periods in which it was a standalone entity (January 2019 – October 2019; 2021 YTD represents January 1 – September 30 2021. Actuals(1) Actuals(1) ($ in 000’s) PF 2019A 2020A 2021 YTD Forge Trust Revenue $22,544 $22,404 $14,991

Non-GAAP Adjusted EBITDA Reconciliation

($ in 000's)	Actuals[1]		Projected[4]			Actuals[1]
	2019A	2020A	2021P	2022P	2023P[2]	2021 YTD
Non-GAAP Adjusted EBITDA Reconciliation						
Net Loss	**($15,238)**	**($9,712)**				**($12,139)**
(+) Interest Expense, Net	170	2,405				2,323
(+) Provision For (Benefit from) Income Taxes	100	(803)				199
(+) Depreciation & Amortization[3]	445	2,406				4,137
(+) Stock-Based Compensation	7,287	4,906				9,975
(+) Change in Fair Value of Warrant Liabilities	-	292				5,575
(+) Acquisition-Related Transaction Costs	404	3,289				163
Adjusted EBITDA	**($6,832)**	**$2,783**	**$3,837**	**$11,477**	**$18,999**	**$10,233**

1) Actuals represent unaudited financials and are presented on a GAAP basis; 2021 YTD represents January 1 – September 30 2021.
2) For illustrative purposes, the 2023P column shows numbers based on the midpoint of the projected 20-26% revenue less transaction-based expenses growth range.
3) Projected financials assume capitalization of internally developed software starting in 2022.
4) See "Forward-Looking Statements" and "Financial Data and Use of Projections and Illustrative Presentations" at the beginning of this presentation. The projections were prepared in July 2021 connection with Motive's evaluation of the potential business combination with Forge and speak only as of the time such projections were prepared.

Forge 51

Selected Trading Comparable Companies

Company Name	Enterprise Value ($mm)	Net Revenue[1] CY20A	Net Revenue[1] CY21E	Net Revenue[1] CY22E	EV / Net Revenue[1] CY20A	EV / Net Revenue[1] CY21E	EV / Net Revenue[1] CY22E	Net Revenue Growth[1] CY 22E	Net Revenue Growth[1] CY20A-22E
Forge	**$1,601**	**$72[2]**	**$123**	**$151**	**22.3x**	**12.9x**	**10.6x**	**23%**	**45%[3]**
High Growth FinTech									
Shopify	$183,161	$2,929	$4,581	$6,083	62.5x	40.0x	30.1x	33%	44%
Adyen	77,195	808	1,123	1,574	95.6	68.8	49.0	40	40
Affirm	36,320	669	1,061	1,490	54.3	34.2	24.4	40	49
Bill.com	25,530	184	390	639	139.1	65.4	39.9	64	87
Afterpay	20,885	525	1,183	1,861	39.8	17.7	11.2	57	88
Lightspeed	5,732	176	456	670	32.6	12.6	8.6	47	95
Mean	**$58,137**	**$882**	**$1,466**	**$2,053**	**70.6x**	**39.8x**	**27.2x**	**47%**	**67%**
Median	**30,925**	**597**	**1,092**	**1,532**	**58.4**	**37.1**	**27.2**	**44**	**68**
Fixed-Income Trading Platforms									
Tradeweb Markets	$22,668	$893	$1,073	$1,180	25.4x	21.1x	19.2x	10%	15%
MarketAxess	13,069	689	709	794	19.0	18.4	16.5	12	7
Mean	**$17,869**	**$791**	**$891**	**$987**	**22.2x**	**19.8x**	**17.8x**	**11%**	**11%**
Median	**17,869**	**791**	**891**	**987**	**22.2**	**19.8**	**17.8**	**11**	**11**
Large Global Exchanges									
Intercontinental Exchange	$87,747	$6,036	$7,094	$7,384	14.5x	12.4x	11.9x	4%	11%
Nasdaq	39,802	2,903	3,383	3,529	13.7	11.8	11.3	4	10
Deutsche Börse	30,892	3,794	3,940	4,270	8.1	7.8	7.2	8	6
Mean	**$52,814**	**$4,244**	**$4,805**	**$5,061**	**12.1x**	**10.7x**	**10.1x**	**6%**	**9%**
Median	**39,802**	**3,794**	**3,940**	**4,270**	**13.7**	**11.8**	**11.3**	**4**	**10**

1) Net Revenue (Revenue less Transaction Expenses) shown for Forge; Revenue metrics for Shopify, Afterpay, Lightspeed and Bill.com based on gross revenue.
2) Pro-Forma numbers include full year effect of SharesPost including the periods in which it was a standalone entity (January 2020 – October 2020); reported numbers only include SharesPost numbers as of acquisition in November 2020.
3) CAGR shown using pro-forma 2020A revenue less transaction-based expenses includes SharesPost.

Forge 52

53 Risk Factors (1/12) Certain factors may have a material adverse effect on our business, financial condition, and results of operations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of our common stock following the business combination could decline, and you could lose part or all of your investment. Please also review carefully the information contained heading "Risk Factors" and other risks described in the registration statement on Form S-4 and the proxy statement/prospectus contained therein filed by Motive with respect to the business combination, including any amendments and supplements thereto. 1. We have a history of losses and may not achieve or maintain profitability in the future. 2. We face intense and increasing competition and, if we do not compete effectively, our competitive positioning and our operating results will be harmed. Some of our current and potential competitors have longer operating histories, particularly with respect to our financial services business, significantly greater financial, technical, marketing and other resources and a larger customer base than we do. 3. Our customers may encounter difficulties with investing through our platform, and face risks including those related to a lack of information available about private companies, liquidity concerns and potential transfer or sale restrictions with respect to securities offered on our platform.

54 Risk Factors (2/12) 4. We have been or are involved in, and may in the future become involved in, litigation matters between customers involving disputes with respect to transactions on our platform (such as in the event of delayed delivery or a failure to deliver securities), which litigation could be expensive and time consuming. 5. There is no assurance that our revenue and business models will be successful. 6. Our scalability could be contingent on us successfully building a mobile app for our services, which may be expensive and time consuming, and the success of which is not guaranteed. 7. If we are unable to develop new solutions, adapt to technological change, sell our products and services into new markets or further penetrate our existing markets, our revenue may not grow as expected. 8. Our projections and key performance metrics are subject to significant risks, assumptions, estimates, judgments and uncertainties. As a result, our financial and operating results may differ materially from our expectations. 9. Our estimates regarding the size of our addressable market may prove to be inaccurate. 10.If we fail to effectively manage any future growth, our business, operating results, and financial condition could be adversely affected.

55 Risk Factors (3/12) 11. We may require additional capital to satisfy our liquidity needs and support business growth and objectives, and this capital might not be available to use on reasonable terms, if at all, and may be delayed or prohibited by applicable regulations. If this is the case, our business, results of operations and financial condition may be adversely affected. 12. We have in the past consummated and, from time to time we may evaluate and potentially consummate, acquisitions, which could require significant management attention, result in additional dilution to our stockholders, increase expenses and disrupt our business and adversely affect our financial results. 13. We may not be able to successfully integrate the operations of businesses that we acquired or realize the anticipated benefits of the acquisitions, which could have a material adverse effect on our business and results of operations. 14. Our business, sales, financial conditions, results of operations and cash flows may be adversely affected by macro-economic conditions, natural disasters, political events, health crisis such as the global COVID-19 outbreak, natural disasters, war and terrorism and other macroeconomic events, and other factors that we cannot control. 15. If we fail to attract new customers, or fail to do so in a cost-effective manner, our business may be harmed. 16. We may experience fluctuations in our quarterly operating results.

56 Risk Factors (4/12) 17. Our business depends on our trusted brand, and failure to maintain and protect our brand, or any damage to our reputation, or the reputation of our partners, could adversely affect our business, financial condition or results of operations. 18. We conduct our brokerage and other business operations through subsidiaries and may in the future rely on dividends from our subsidiaries for a substantial amount of our cash flows. 19. Certain of our issuer customers may not agree to our data policies, which could impact our data services business. 20.Fluctuations in interest rates could impact our business. 21. Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States. 22.Any failure by us to maintain effective internal controls over financial reporting could have an adverse effect on our business, financial condition and results of operations. 23.If our goodwill, or other intangible assets, or fixed assets become impaired, we may be required to record a charge to our earnings.

57 Risk Factors (5/12) 24.Our business is subject to extensive laws and regulations promulgated by U.S. state, U.S. federal and non-U.S. laws, including those applicable to broker-dealers, investment advisers, and alternative trading systems, in the jurisdictions in which we operate. Compliance with laws and regulations require significant expense and devotion of resources, which may adversely affect our ability to operate profitably. 25.We are subject to extensive, complex and evolving laws, rules and regulations, which are subject to change and which are interpreted and enforced by various federal, state and local government authorities and self-regulatory organizations. The ultimate impact of these laws and regulations remains uncertain, but may adversely affect our ability to operate profitably. 26.We have in the past, and will continue to be, subject to inquiries, exams, investigations or enforcement matters, any of which could have an adverse effect on our business. 27.Employee misconduct, including insider trading violations (given the nature of our business), can be difficult to detect and deter, and could harm our reputation and subject us to significant legal liability. We cannot ensure that all of our employees and agents will comply with our internal policies and applicable law, including anti-corruption, anti-bribery and similar laws. We may ultimately be held responsible for any such non-compliance. 28.The regulatory requirements to which we are subject result in substantial compliance costs, and our business would be adversely affected if our licenses are impaired as a result of non-compliance with those requirements.

58 Risk Factors (6/12) 29.We may become subject to examinations, regulatory enforcement, or litigation as a result of our failure to comply with applicable laws and regulations, even if noncompliance was inadvertent. 30.Litigation, regulatory actions, and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses. 31. Our compliance and risk management policies and procedures as a regulated financial services company may not be fully effective in identifying or mitigating compliance and risk exposure in all market environments or against all types of risk. 32.We are subject to stringent laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security and may be subject to additional related laws and regulations in jurisdictions into which we expand. Many of these laws and regulations are subject to change and reinterpretation and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or other harm to our business. 33.We are subject to anti-money laundering and anti-terrorism financing laws and regulations, and failure to comply with these obligations could have significant adverse consequences for us, including subjecting us to criminal or civil liability and harm to our business. 34.We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to significant adverse consequences, including criminal or civil liability and harm our business.

59 Risk Factors (7/12) 35.There is a risk that our affiliated entities will not maintain proper information barriers if we fail to develop and enforce appropriate policies and procedures regarding information barriers between entities. 36.We have expanded and may continue to expand into international markets, which expose us to significant new risks, and our international expansion efforts may not be successful. 37.We may be unable to sufficiently obtain, maintain, protect, or enforce our intellectual property and other proprietary rights, any of which could reduce our competitiveness and harm our business and operating results. 38.Accusations of infringement of third-party intellectual property rights could materially and adversely affect our business. 39.Changes in tax law, differences in interpretation of tax laws and regulations, and proposed legislation that would impose taxes on certain financial transactions could have a material adverse effect on our business, financial condition and results of operations. 40.Forge Trust Co., a South Dakota non-depository trust company and one of our wholly owned subsidiaries, is subject to periodic regulatory examinations and inspections by the South Dakota Division of Banking.

60 Risk Factors (8/12) 41. Recent statements by lawmakers, regulators and other public officials have signaled an increased focus on new or additional regulations that could impact our business and require us to make significant changes to our business model and practices, and could adversely affect our ability to operate our business. 42.We rely on our management team and will require additional key personnel to grow our business, and the loss of key management members or key employees, or an inability to hire key personnel, could harm our business. 43.We may not be able to secure adequate insurance to cover all known risks and our insurance policies may not be sufficient to cover all potential claims. 44.Our risk management processes and procedures may not be effective. 45.We depend on third parties for a wide array of services, systems and information technology applications, and a breach or violation of law by one of these third parties could disrupt our business or provide our competitors with an opportunity to enhance their position at our expense. Additionally, the loss of any of those service providers could materially and adversely affect our business, results of operations, and financial condition.

61 Risk Factors (9/12) 46.Systems failures or disruptions, including events beyond our control, and resulting interruptions in the availability of our websites or services could harm our business and reputation. Certain of our systems rely on older programming languages and are dependent upon hardware that may soon be in need of replacement. A breakdown or shutdown of our operating systems could cause a major disruption to the business, and our attempts to modernize our systems or implement new hardware or software may not be successful, and may otherwise be costly and time-consuming 47.Cyber incidents or attacks directed at us and other security breaches or unauthorized access to our systems could result in information theft, data corruption, operational disruption and/or financial and reputational loss, and we may not be able to insure against such risk. 48.A market for the combined company common stock may not develop or be sustained, which would adversely affect the liquidity and price of our common stock. If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price and liquidity of our common stock could decline. 49.Sales of a substantial number of our common shares in the public market following the business combination by our existing shareholders could cause our share price to decline. 50.We cannot predict our future capital needs and we may not be able to obtain additional financing on terms favorable to us, if at all.

62 Risk Factors (10/12) 51. Forge’s limited operating history, recent growth and the quickly changing markets in which it operates make evaluating our current business and future prospects difficult, which may increase the risk of investing in our stock. 52.As a public company, we will be subject to significant obligations relating to reporting, procedures and internal controls. 53.We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. 54.We will be an “emerging growth company’ and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors. 55.Motive may not have sufficient funds to consummate the proposed business combination. 56.We have not yet entered into a definitive agreement for a business combination and, when we do, the completion of the proposed business combination will be subject to the satisfaction of certain closing conditions, including, among others, receipt of applicable regulatory approvals, a minimum cash condition and the approval of the business combination by our shareholders and Motive’s shareholders. 57.Motive and we will incur significant transition costs in connection with the business combination.

63 Risk Factors (11/12) 58.The business combination may be completed even though material adverse effects may result from the announcement of the business combination, industry-wide changes and other causes. 59.Delays in completing the business combination may substantially reduce the expected benefits of the business combination. 60.We may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the business combination from being completed. 61. Motive directors and officers may have interests in the business combination different from the interests of Motive shareholders. 62.Motive’s sponsor may have interests in the Business Combination different from the interests of Motive shareholders. 63.Our directors and officers may have interests in the business combination bination different from the interests of our shareholders. 64.Motive’s and our ability to consummate the business combination, and the operations of the post- combination Company following the business combination, may be materially adversely affected by the recent COVID-19 pandemic. 65.Our shareholders will have a reduced ownership and voting interest after the business combination and will exercise less influence over management.

64 Risk Factors (12/12) 66.Motive shareholders will have a reduced ownership and voting interest after the business combination and will exercise less influence over management. 67.The market price of shares of the post-combination Company’s common stock may be affected by factors different from those currently affecting the prices of shares of Motive Class A common stock 68.There can be no assurance that the post-combination Company’s common stock will be approved for continued listing on the NYSE or that the post-combination Company will be able to comply with the continued listing standards of NYSE.

About Forge

Forge Global is a leading provider of marketplace infrastructure, data services and technology solutions for private market participants. By combining world-class trading technology and operating expertise, Forge Markets enables private company shareholders to trade private company shares with accredited investors. Forge Company Solutions, Forge Data and Forge Trust along with Forge Markets helps provide additional transparency, access and solutions that companies, as well as institutional and accredited investors need to confidently navigate and efficiently transact in the private markets. Securities-related services are offered through Forge Securities LLC (“Forge Securities”), a wholly-owned subsidiary of Forge Global, Inc. Forge Securities is a registered Broker Dealer and Member FINRA/SIPC and alternative trading system.

About Motive Capital Corp

Motive Capital Corp is a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Motive Capital Corp is sponsored by affiliates of Motive Partners, a specialist private equity firm with offices in New York City and London, focusing on growth equity and buyout investments in software and information services companies based in North America and Europe and serving five primary subsectors: Banking & Payments, Capital Markets, Data & Analytics, Investment Management and Insurance. Motive Partners brings differentiated expertise, connectivity and capabilities to create long-term value in financial technology companies.

In these materials, references to “Motive Partners” generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Motive Fund”). Motive is sponsored by Motive Capital Funds Sponsor, LLC (the “Sponsor”), which is an affiliate of Motive Partners. However, Motive Capital Corp is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive Capital Corp, the Sponsor or Forge.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Motive Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Motive Fund may only be made by such Motive Fund pursuant to the offering documents for such Motive Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Motive Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Motive Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Motive Fund will achieve results comparable to those presented herein, or that any Motive Fund will be able to implement its investment strategies or achieve its investment objectives. A Motive Fund’s investment and applicable investment restrictions may differ from those historically employed by Motive Partners, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed by Motive Partners has previously invested. The investments, transactions and operational activities of Motive Partners contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Motive Partners, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Motive Capital Corp (“Motive Capital”) and Forge (the “Merger”). This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Motive Capital’s stockholders for their consideration. In connection with the proposed Merger, Motive Capital has filed with the SEC a registration statement on Form S-4, which is not yet effective, containing a preliminary proxy statement/prospectus to be distributed to Motive Capital’s stockholders in connection with Motive Capital’s solicitation of proxies for the vote of its stockholders in connection with the proposed Merger and other matters as described in such proxy statement/prospectus. The proxy statement/prospectus will also serve as the prospectus relating to the offer of the securities to be issued to Forge’s stockholders in connection with the completion of the proposed Merger. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Motive Capital also intends to file other relevant documents with the SEC regarding the proposed Merger. Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety, when available, the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents will contain important information about Motive Capital, Forge and the proposed Merger. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Motive Capital as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp., 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com. The information contained on, or that may be accessed through, the websites referenced in this material is not incorporated by reference into, and is not a part of, this material.

Participants in the Solicitation

Motive Capital and Forge Global, and certain of their respective directors and executive officers and other members of management and employees, may be deemed to be “participants” in the solicitation of proxies with respect to the potential transaction described in this material under the rules of the SEC. Information about the directors and executive officers of Motive Capital is set forth in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on June 2, 2021. To the extent that holdings Motive Capital’s securities have changed from the amounts reported in such Form 10-K/A, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the Form S-4, as it may be amended and supplemented, the proxy statement/ prospectus and other relevant materials relating to the proposed merger to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Stockholders and other investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

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Non-Solicitation

This material is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of Motive Capital or Forge, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This material includes, and oral statement made from time to time by representatives of Motive Capital and Forge may contain, statements that are not historical facts but are forward looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict, indicate or relate to future events or trends or Motive Capital’s or Forge’s future financial or operating performance, or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the ability to complete the business combination due to the failure to obtain approval from Motive’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Motive’s public shareholders, the estimated implied enterprise value of the Company, Forge’s ability to effectively compete in its industry, Forge’s ability to scale and grow its business, the cash position of the Company following closing, the timing of the closing of the business combination, the outcome of any legal proceedings that may be instituted against Motive Capital, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto, the ability to meet the NYSE’s listing standards following the consummation of the business combination, the risk that the business combination disrupts current plans and operations of Forge as a result of the announcement and consummation of the business combination, costs related to the business combination, changes in applicable laws or regulations, the possibility that Forge or the combined company may be adversely affected by other economic, business and/or competitive factors, and the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, while considered reasonable by Motive Capital, Forge and their respective management, as the case may be, are subject to risks and uncertainties that may cause actual results to differ materially from current expectations. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Motive Capital’s final prospectus filed on December 14, 2020, its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (as subsequently amended), and the preliminary proxy statement/prospectus contained in the Registration Statement on Form S-4 filed with respect to the business combination, as it may be amended, in each case, under the heading “Risk Factors,” and other documents of Motive Capital filed, or to be filed, with the SEC. There may be additional risks that Motive Capital and Forge presently do not know or that they currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Motive Capital’s and Forge’s expectations, plans or forecasts of future events and views as of the date of this material. Motive and Forge anticipate that subsequent events and developments will cause their assessments to change. However, while Motive Capital and Forge may elect to update these forward-looking statements at some point in the future, Motive Capital and Forge specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Motive Capital’s and Forge’s assessments as of any date subsequent to the date of this material. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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